UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

                          For the month of April 2003

                         Commission File No. 000-30075

                             Completel Europe N.V.

                          Blaak 16, 3011 TA Rotterdam
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  X            Form 40-F __
                              ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes __                   No  X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits
99.1  Completel Europe N.V. Will Report Q1 2003 Earnings Release on May 13, 2003

99.2  Completel Raised Additional Equity of (euro)1.7 Million

99.3  Annual General Meeting of Completel Europe N.V. to be held on May 15, 2003

"Safe Harbour" Statement under the U.S. Private Securities Litigation Reform Act of 1995: The matters discussed in this document may include "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "may," "expects" and similar expressions. Such statements are based on the current expectations and assumptions of the management of Completel only, and Completel does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks and uncertainties. For a discussion of such risks affecting the Company, please refer to Completel's filings with the U.S. Securities and Exchange Commission.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Completel Europe N.V. (Registrant)


Date:  May 2, 2003                    By:  /s/ Alexandre Westphalen
                                           ------------------------
                                           Alexandre Westphalen
                                           Chief Financial Officer